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                             April 27, 2020

       Timothy Armes
       Chief Executive Officer
       4Less Group, Inc.
       106 W. Mayflower
       Las Vegas, Nevada 89030

                                                        Re: 4Less Group, Inc.
                                                            Preliminary
Information Statement on Schedule 14C
                                                            Filed April 20,
2020
                                                            File No. 000-55089

       Dear Mr. Armes:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Information Statement on Schedule 14C

       General

   1.                                                   Your disclosure
suggests that this information statement relates to an amendment to your governing documents to
decrease the company's authorized share capital to 1,000,000,000 shares. However, your
most recently filed governing documents indicate that you only have 350,000,000 shares
currently authorized. Please revise to clarify whether your
                                                        amendment increases or
decreases the authorized share capital and ensure
                                                        consistency with your
governing documents. To the extent you are decreasing your
                                                        authorized common
stock, please tell us how this enables you to raise funds for purposes such as equity
financings, and to issue shares upon the exercise of convertible securities, as you disclose on page
5. As a related matter, we were unable to locate Exhibit A with the text of the
amendment. Please include such exhibit in your amended filing.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Timothy Armes
4Less Group, Inc.
April 27, 2020
Page 2

action by the staff.

       You may contact Jennifer Lopez at 202-551-3792, or Erin Jaskot at 202-551-3442, with any questions.



FirstName LastNameTimothy Armes                          Sincerely,
Comapany Name4Less Group, Inc.
                                                         Division of
Corporation Finance
April 27, 2020 Page 2                                    Office of Trade &
Services
FirstName LastName